UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.   ☒

For the fiscal year ended December 31, 2014

OR

TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.   ☐

For the transition period from ______________________ to _____________________.

Commission File No. 0-14703

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NBT Bancorp Inc., 52 South Broad Street, Norwich, New York 13815.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Financial Statements and Supplemental Schedule

December 31, 2014 and 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Report of Independent Registered Public Accounting Firm

Plan Administrator
NBT Bancorp Inc. 401(k) and Employee
Stock Ownership Plan:

We have audited the accompanying statements of net assets available for plan benefits of the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2014, is fairly stated in all material respects in relation to the 2014 financial statements taken as a whole.

/s/ KPMG LLP
Albany, New York
June 29, 2015

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2014 and 2013

	2014	2013
Assets:
Investments, at fair value:
Cash and money market funds	$6,945	248,894
Stable value fund	11,558,202	12,312,251
Collective investment fund	3,606,135	4,169,359
Bond mutual funds	8,350,239	7,874,358
Common stock of NBT Bancorp Inc.	36,658,042	37,491,943
Domestic equity mutual funds	53,332,212	48,832,970
Foreign equity mutual funds	8,063,085	7,893,512
Graduated retirement target mutual funds	25,275,077	19,638,851
Total investments	146,849,937	138,462,138
Notes receivable from participants	2,033,079	1,791,673
Employer contributions receivable	961,545	206,774
Due from broker	331,518	101,856
Total plan assets	150,176,079	140,562,441
Liabilities:
Due to broker	39,833	106,211
Net assets available for plan benefits	150,136,246	140,456,230
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(37,335)	(35,439)
Net assets available for plan benefits	$150,098,911	140,420,791

See accompanying notes to financial statements.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2014 and 2013

	2014	2013
Additions to net assets attributed to:
Contributions:
Participant	$6,049,922	5,873,369
Employer	3,370,452	2,523,085
Rollovers	1,162,071	5,348,272
Total contributions	10,582,445	13,744,726
Investment income :
Net appreciation in fair value of investments	2,403,705	22,175,042
Interest	169,493	166,473
Dividends	6,252,407	3,631,718
Net investment income	8,825,605	25,973,233
Deductions from net assets attributed to:
Distributions	(9,729,930)	(10,397,570)
Net increase in net assets available for plan benefits	9,678,120	29,320,389
Assets transferred in from terminated plans	-	7,282,528
Total change in net assets available for plan benefits	9,678,120	36,602,917
Net assets available for plan benefits:
Beginning of year	140,420,791	103,817,874
End of year	$150,098,911	140,420,791

See accompanying notes to financial statements.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
 OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(1)	Description of Plan

The following description of the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan agreement or summary plan description for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan as defined under Section 401(a) of the Internal Revenue Code (IRC), sponsored by NBT Bancorp Inc. (the Sponsor or the Company). The Sponsor is responsible for administration of the Plan. NBT Bank, N.A, is a wholly owned subsidiary of NBT Bancorp Inc. NBT Bank, N.A. and Charles Schwab Bank are the trustees of the Plan. The assets of the Plan are held, administered, and managed in accordance with the terms and conditions of the Trust Agreement, which is considered to be an integral part of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Eligibility

All employees who are age 21 or over and scheduled to complete 1,000 hours of service or have completed 1,000 hours of service are eligible to participate in the Plan.

(c)	Contributions

Participants may make pre‑tax and post-tax contributions in whole percentages up to IRS limitations for any Plan year. The post-tax contributions are deferrals to Roth accounts. The Plan provides for automatic employee deferrals. Unless the participant makes a contrary election, the Company will withhold 4% of eligible compensation, as defined in the Plan agreement.

Participants may make rollover contributions to the Plan through a distribution from a former employer’s qualified retirement plan.

The Sponsor provides a matching contribution of 100% of each participant’s contribution up to 3% of their compensation. In addition, a discretionary amount, determined by the Sponsor’s board of directors, may be contributed to the Plan each year. All Sponsor contributions to the Plan are invested in NBT Bancorp Inc. common stock, however, a participant can diversify this stock in their account at anytime. To share in this discretionary contribution, participants must be actively employed on the last day of the year, have completed 1,000 hours of service and have contributed a minimum percentage of compensation during the year as determined annually by the Company. The amount is allocated to participants on a pro-rata basis, based on compensation. During 2014 discretionary contributions of $623,580, were approved by the Sponsor’s board of directors and were paid during 2015. No discretionary contributions for 2013 were made.

In October 2014, the Company amended the Plan, effective January 1, 2015, to include qualified automatic elective contribution provisions for any eligible employee in which, if the employee meets certain eligibility requirements,  he or she will be automatically enrolled in the Plan and will automatically have six percent withheld from his or her compensation and contributed to the Plan.  The employee will have to elect to opt out of the qualified automatic contribution election.  The Company’s matching contribution will be revised to 100% of each participant’s contribution up to 1% of compensation plus 50% of the next 5% of compensation for a total matching contribution of 3.5% of compensation.

(Continued)

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
 OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(d)	Participants’ Accounts

Participants elect to have their contributions invested among the various funds available to the Plan, including NBT Bancorp Inc. common stock. Each participant’s account is credited with the Sponsor’s and participant’s contributions, plan earnings, and income, expenses, gains, and losses attributable thereto.

(e)	Vesting

Participants’ contributions and net investment income thereon are 100% vested. Participants vest in all employer contributions on a graded basis of 20% for each full year of service (minimum 1,000 hours) until 100% vested. Participants are considered 100% vested upon termination due to death, retirement, or permanent disability.

In October 2014, the Company amended the Plan, effective January 1, 2015,  revising the participants’ vesting in all employer matching contributions to be 100% vested upon completion of two years of service.

(f)	Participant’s Claims Upon Plan Termination

Although it has not expressed any intention to do so, the Sponsor has the right to discontinue contributions or terminate the Plan at any time subject to Plan provisions. In the event of termination of the Plan, each participant’s account would become fully vested.

(g)	Forfeitures

Forfeitures are applied to reduce the amount of future employer contributions otherwise required to be paid. In 2014 and 2013, forfeitures from nonvested accounts totaled $100,676 and $106,762, respectively, and forfeitures used to reduce employer contributions were $112,726 and $79,940 respectively. Forfeiture account balances totaled $25,653 and $37,703 at December 31, 2014 and 2013, respectively.

(h)	Payment of Benefits

Upon normal or early retirement, disability, death, or termination of employment, the value of a participant’s account is paid in a single lump sum, as specified by the Plan. Early retirement is allowed upon reaching age 55 and completing at least 5 years of service.

(Continued)

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
 OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(i)	Notes Receivable from Participants

Participants may borrow from their account in amounts ranging from $1,000 to the lesser of $50,000 or 50% of the vested 401(k) account balance (excludes Company contributions invested in NBT Bancorp Inc. common stock). Participants are not allowed to borrow from employer contributions made subsequent to January 1, 1997. Loans, other than loans for the purchase of a primary residence, must be repaid over a period no longer than five years. Loans for the purchase of a primary residence must be repaid over a period no longer than 15 years. Interest is charged at the prime rate plus 1% as of the loan origination date. Participant loans are treated as a transfer from the participant directed accounts into the loan fund. Principal and interest payments on the loans are allocated to the loan fund and transferred into the participant directed accounts based on the participants’ current investment allocation elections.

(j)	Administrative Expenses

Expenses of operating and administering the Plan are generally borne by the Sponsor. The payment of these expenses is not mandated by the Plan and is done so at the discretion of the Sponsor. Loan fees are paid by the borrower.

(k)	Voting Rights

With respect to participant account balances that are invested in shares of the Sponsor’s stock, each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Amounts in prior year’s financial statements are reclassified when necessary to conform with current year’s presentation.

(b)	Investments Held in Trust and Notes Receivable from Participants

The Plan’s investments are stated at fair value on the Statements of Net Assets Available for Plan Benefits with an adjustment from fair value to contract value for fully benefit‑responsive investment contracts. Changes in the carrying value for fully benefit‑responsive investment contracts and changes in fair value for all other investments are included in net investment gain (loss) on the Statements of Changes in Net Assets Available for Plan Benefits. Fully benefit-responsive investment contracts held by defined contribution plans are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Plan Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit‑responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Plan Benefits are prepared on a contract value basis.

Mutual funds and the common stock of the Sponsor are stated at fair value, based on published market quotations. The collective investment funds invest primarily in exchange-trade funds and money market funds and are stated at fair value based on the value of the underlying investment.

(Continued)

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
 OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2014 and 2013

The stable value fund consists of the Federated Capital Preservation Fund (the Fund), which primarily holds guaranteed investment contracts (GICs) and synthetic guaranteed investment contracts (synthetic GICs). GICs represent deposits which guarantee a stated interest rate for the term of the contracts. The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration. To the extent that the underlying portfolio of a security-backed contract has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be higher than the then-current market rates. The fair value of GICs is determined based on the present value of the contract’s expected cash flows, discounted by current market interest rates for like‑duration and like‑quality investments. Synthetic GICs are portfolios of securities (debt securities or open‑end registered investment companies) owned by the Fund with wrap contracts that guarantee a fixed or variable rate for the term of the contracts. The key factors that influence future interest credit rates for a synthetic GIC include: the level of market interest rates; the amount and timing of participant contributions, transfers, and withdrawals into/out of the synthetic GIC; the investment returns generated by the fixed‑income securities underlying the GIC; and the duration of the fixed‑income securities underlying the synthetic GIC. Interest credit rates typically reset on a monthly or quarterly basis according to each synthetic GIC. While there may be slight variations from one to another, most use a formula that is based on the characteristics of the underlying portfolio of the fixed‑income securities. All synthetic GICs provide for a minimum interest credit rate of zero percent, which is intended to protect participant’s principal and accrued interest.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events may include, but are not limited to, the following: (l) amendments to Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act of 1974. The Plan administrator does not believe the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with the participants, is probable.

The GICs limit the circumstances under which the issuer may unilaterally terminate the GIC on short notice. These circumstances may include, but are not limited to, the following: (1) the Fund loses its qualified status under the Internal Revenue Code or is otherwise terminated, (2) The Trustee of the Fund fails to meet its material obligation under the GIC, attempts to assign the GIC, or engages in fraud or misinterpretation that materially affects the risk profile of the GIC; or (3) if the fixed income securities underlying the synthetic GIC fail to meet certain criteria as specified in the synthetic GIC. If one of these events occur, the issuer could terminate the synthetic GIC at the market value of the underlying fixed‑income securities (or in the case of a traditional GIC, at the hypothetical market value based on a contractual formula).

(Continued)

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
 OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2014 and 2013

Purchases and sales of securities are recorded on a trade‑date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex‑dividend date.

Notes receivable from participants are carried at the unpaid principal balance.

(c)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits, disclosure of contingent assets and liabilities, the reported amount of increases and decreases in net assets available for plan benefits, and the fair value of investments. Actual results could differ from those estimates.

(d)	Risks and Uncertainties

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the statements of net assets available for plan benefits.

(e)	Subsequent Events

In connection with the preparation of financial statements, the Plan evaluated subsequent events after the balance sheet date of December 31, 2014 through June 29, 2015 which was the date the financial statements were available to be issued.

(Continued)

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
 OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(3)	Investments and Fair Value Measurements

Fair value of investments that represent 5% or more of the net assets available for plan benefits at December 31, 2014 or 2013 are as follows:

	2014	2013
Stable value fund:
Federated Capital Preservation Fund	$11,558,202	12,312,251
Domestic equity mutual funds:
T Rowe Price Growth Stock Fund	11,322,138	10,786,371
T Rowe Price Retirement 2020 Fund	8,714,846	6,971,529	*
T Rowe Price Retirement 2030 Fund	8,370,947	5,956,647	*
Vanguard 500 Index Fund Admiral	8,618,116	—
Vanguard 500 Index Fund	—	7,311,943
Common stock:
NBT Bancorp Inc.	36,658,042	37,491,943

*Investment is less than 5% of plan assets at December 31, 2013 however, presented for comparative purposes.

During 2014 and 2013, the Plan’s investments appreciated (depreciated) in value (including realized gains and losses on investments bought, sold, and held during the year) as follows:

	2014	2013
Collective investment fund	$39,764	643,865
Bond mutual funds	160,409	(242,975)
Common stock of NBT Bancorp Inc.	525,605	8,462,572
Domestic equity mutual funds	1,709,604	10,030,747
Foreign equity mutual funds	(282,685)	1,149,801
Graduated retirement target mutual funds	251,008	2,131,032
	$2,403,705	22,175,042

The average yield for the stable value fund (the Fund) based on actual earnings for years ended December 31, 2014 and 2013 was 0.80% and 0.90% respectively. This represents the annualized earnings of all investments in the Fund divided by the average balance of all investments, at fair value, in the Fund for years ended December 31, 2014 and 2013, respectively.

The Plan uses a three-level hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows:

•	Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

(Continued)

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
 OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2014 and 2013

•	Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement (i.e. supported by little or no market activity).

The following table presents the financial instruments recorded at fair value on a recurring basis by the Plan as of December 31, 2014 and 2013:

Description	December 31, 2014	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant other unobservable inputs (Level 3)
Cash and money market funds	$6,945	6,945	—	—
Stable value fund	11,558,202	—	11,558,202	—
Collective investment fund	3,606,135	—	3,606,135	—
Bond mutual funds	8,350,239	8,350,239	—	—
Common stock of
NBT Bancorp Inc.	36,658,042	36,658,042	—	—
Domestic equity mutual funds	53,332,212	53,332,212	—	—
Foreign equity mutual funds	8,063,085	8,063,085	—	—
Graduated retirement target mutual funds	25,275,077	25,275,077	—	—
Total	$146,849,937	131,685,600	15,164,337	—

(Continued)

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
 OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2014 and 2013

Description	December 31, 2013	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant other unobservable inputs (Level 3)
Cash and money market funds	$248,894	248,894	—	—
Stable value fund	12,312,251	—	12,312,251	—
Collective investment fund	4,169,359	—	4,169,359	—
Bond mutual funds	7,874,358	7,874,358	—	—
Common stock of
NBT Bancorp Inc.	37,491,943	37,491,943	—	—
Domestic equity mutual funds	48,832,970	48,832,970	—	—
Foreign equity mutual funds	7,893,512	7,893,512	—	—
Graduated retirement target mutual funds	19,638,851	19,638,851	—	—
Total	$138,462,138	121,980,528	16,481,610	—

(Continued)

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
 OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2014 and 2013

The plan has no financial instruments recorded at fair value on a nonrecurring basis as of December 31, 2014 and 2013.

(4)	Income Tax Status

The Internal Revenue Service has determined and informed the sponsor by a letter dated October 29, 2013, that the Plan and underlying trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

(5)	Party‑in‑Interest Transactions

Certain Plan investments are shares of NBT Bancorp Inc., the Plan’s Sponsor. Therefore, transactions involving those shares are party‑in‑interest transactions. EPIC Advisors, Inc., the Plan’s recordkeeper, is a wholly‑owned subsidiary of NBT Financial Services, Inc., which is a wholly‑owned subsidiary of the sponsor. Participant loan distributions and repayments are also considered party-in-interest transactions.

(6)	Assets Transferred in from Terminated Plans

Assets transferred from terminated plans amount to $7,282,528 and relate to the transfer of employee contributions of the Alliance Bank, N.A. Deferred Profit Sharing Plan into the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan, effective July 1, 2013.

Schedule 1
NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Cash	Cash	**	$6,632
*	Schwab Retirement Advantage Money Fund	Money market fund	**	313
	Federated Capital Preservation Fund	Stable value fund	**	11,558,202
	Benefit Stadion Capital Pres	Collective investment fund, 10,202 shares	**	103,550
	Benefit Stadion Growth Fund	Collective investment fund, 99,947 shares	**	1,442,228
	Benefit Stadion Balanced Fund	Collective investment fund, 16,586 shares	**	213,302
	Benefit Stadion Conservative Fund	Collective investment fund, 15,458 shares	**	182,410
	Benefit Stadion Moderate Growth Fund	Collective investment fund, 122,221 shares	**	1,664,645
	Dodge & Cox Income Fund	Bond mutual fund, 380,212 shares	**	5,239,315
	Vanguard Intermediate US Treasury	Bond mutual fund, 273,608 shares	**	3,110,924
	Columbia Acorn Fund	Domestic Equity mutual fund, 84,508 shares	**	2,700,027
	Columbia Dividend Income Fund	Domestic Equity mutual fund, 304,519 shares	**	5,770,580
	Oakmark Equity Income Fund	Domestic Equity mutual fund, 136,552 shares	**	4,357,375
	T-Rowe Price Dividend Growth Fund	Domestic Equity mutual fund, 120,862 shares	**	4,366,744
	T-Rowe Price Growth Stock Fund	Domestic Equity mutual fund, 217,943 shares	**	11,322,138
	T-Rowe Price Mid Cap Growth	Domestic Equity mutual fund, 53,720 shares	**	4,052,654
	Vanguard Mid Cap Index Fund Admiral	Domestic Equity mutual fund, 29,991 shares	**	4,587,666
	Vanguard Capital Opportunity Fund	Domestic Equity mutual fund, 32,141 shares	**	3,913,111
	Vanguard 500 Index Fund Admiral	Domestic Equity mutual fund, 45,385 shares	**	8,618,116
	T-Rowe Price Small-Capital Value Fund	Domestic Equity mutual fund, 77,859 shares	**	3,643,801
	T-Rowe Price Retirement Income Fund	Graduated retirement target mutual fund, 35,387 shares	**	525,137
	T-Rowe Price Retirement 2010 Fund	Graduated retirement target mutual fund, 120,556 shares	**	2,137,456
	T-Rowe Price Retirement 2020 Fund	Graduated retirement target mutual fund, 420,804 shares	**	8,714,846
	T-Rowe Price Retirement 2030 Fund	Graduated retirement target mutual fund, 363,638 shares	**	8,370,947
	T-Rowe Price Retirement 2040 Fund	Graduated retirement target mutual fund, 161,903 shares	**	3,872,719
	T-Rowe Price Retirement 2050 Fund	Graduated retirement target mutual fund, 123,339 shares	**	1,653,972
	American Fund New Perspective Fund	Foreign equity mutual fund, 138,889 shares	**	5,033,354
	Eurpacific Growth Fund	Foreign equity mutual fund, 64,408 shares	**	3,029,731
*	NBT Bancorp Inc.	Common stock, 1,395,460 shares	**	36,658,042
*	Participant loans receivable	Interest rates – 3.25% – 8.75%	**	2,033,079
				$148,883,016

*	Party-in-interest.
**	Cost omitted for these participant directed investments.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 29, 2015	NBT BANCORP INC. 401(k) AND
EMPLOYEE OWNERSHIP PLAN

	By:	/s/ Catherine Scarlett

Catherine Scarlett
Executive Vice President and Chief
Human Resources Officer and Member of the
401(k) Plan Administrative Committee of
The NBT Bancorp Inc. 401(k) and
Employee Stock Ownership Plan

Exhibit Index

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm